EXHIBIT 12
THE HILLSHIRE BRANDS COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions except ratios)

	Fiscal Years Ended
	June 29, 2013	June 30, 2012		July 2, 2011	July 3, 2010	June 27, 2009
	(1)	(2)		(3)	(4)	(5)
Fixed charges:
Interest expense - continuing operations (6)	$48	$77		$92	$120	$137
Interest expense - discontinued operations (6)	—	31		34	28	33
Interest portion of rental expense	8	28		42	47	48
Total fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	56	136		168	195	218
Preference security dividends of consolidated subsidiaries	—	—		—	—	—
Capitalized interest	2	7		11	10	10
Total fixed charges	58	$143		$179	$205	$228
Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes	$256	$(35)		$85	$58	$(37)
Less undistributed income in minority owned companies	—	—		—	—	—
Add minority interest in majority-owned subsidiaries	—	—		—	—	—
Add amortization of capitalized interest	5	5		5	5	7
Add fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	56	136		168	195	218
Total earnings available for fixed charges	$317	$106		$258	$258	$188
Ratio of earnings to fixed charges	5.5	—	(a)	1.4	1.3	—	(b)

(1)
During fiscal 2013, the corporation recorded a pretax charge of $9 million in connection with certain restructuring activities. Also during fiscal 2013, the corporation recognized non-cash impairment charges of $1 million.

(2)
During fiscal 2012, the corporation recorded a pretax charge of $81 million in connection with certain restructuring activities. Also during fiscal 2012, the corporation recognized non-cash impairment charges of $14 million.

(3)
During fiscal 2011, the corporation recorded a pretax charge of $38 million in connection with certain restructuring activities. Also during fiscal 2011, the corporation recognized non-cash impairment charges of $15 million.

(4)
During fiscal 2010, the corporation recorded a pretax charge of $18 million in connection with certain restructuring activities. Also during fiscal 2010, the corporation recognized non-cash impairment charges of $15 million.

(5)	During fiscal 2009, the corporation recorded a pretax charge of $10 million in connection with certain restructuring activities.

(6)	Excludes interest on uncertain tax positions.
(a) Due to the company’s loss in 2012, the ratio coverage was less than 1:1. The company would have needed to generate additional earnings of $37 to achieve a coverage ratio of 1:1 in 2012.
(b) Due to the company’s loss in 2009, the ratio coverage was less than 1:1. The company would have needed to generate additional earnings of $40 to achieve a coverage ratio of 1:1 in 2009.